SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One):

☑	Annual Report Pursuant To Section 15(d) Of The Securities Exchange Act Of 1934
for the fiscal year ended December 31, 2007
or

☐	Transition Report Pursuant To Section 15(d) Of The Securities Exchange Act Of 1934
for the transition period from                      to
Commission file number 000-20557
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below: The Andersons, Inc. Retirement Savings Investment Plan.
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Andersons, Inc., 480 West Dussel Drive, Maumee, Ohio 43537.

The Andersons, Inc. Retirement Savings Investment Plan

Report of Independent Registered Public Accounting Firm
To the Pension Committee
The Andersons, Inc. Retirement
   Savings Investment Plan
We have audited the accompanying statement of net assets available for plan benefits of The Andersons, Inc. Retirement Savings Investment Plan as of December 31, 2007 and 2006 and the related statement of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2007 and 2006 and the changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to those basic financial statements taken as a whole.
/s/ Plante & Moran, PLLC
Southfield, Michigan
June 24, 2008

The Andersons, Inc. Retirement Savings Investment Plan
Statement of Net Assets Available for Plan Benefits

	December 31
	2007	2006
Assets — Participant-directed investments (Note 2)
Mutual funds:
Spartan U.S. Equity Index Fund	$17,126,781	$17,376,656
Fidelity Magellan Fund	11,579,433	11,748,435
Fidelity Growth and Income Portfolio	9,473,745	10,057,446
Fidelity U.S. Bond Index Fund	13,000,118	12,474,040
Fidelity Money Market Trust, Retirement
Government Money Market Portfolio	8,816,600	7,176,036
Fidelity Low-priced Stock Fund	10,216,884	11,255,766
Fidelity Contrafund	10,563,030	8,973,246
Janus Enterprise Fund	5,333,323	4,127,066
Fidelity Freedom Income Fund	376,942	280,895
Fidelity Freedom 2000 Fund	742,095	390,420
Fidelity Freedom 2005 Fund	10,608	18,450
Fidelity Freedom 2010 Fund	4,671,428	3,858,805
Fidelity Freedom 2015 Fund	997,023	389,913
Fidelity Freedom 2020 Fund	3,746,561	2,726,234
Fidelity Freedom 2025 Fund	1,170,096	430,117
Fidelity Freedom 2030 Fund	1,894,229	1,450,613
Fidelity Freedom 2035 Fund	330,182	152,096
Fidelity Freedom 2040 Fund	809,844	413,561
Fidelity Freedom 2045 Fund	33,334	—
Fidelity Freedom 2050 Fund	25,853	—
Dodge and Cox Stock Fund	7,914,885	8,663,385
Allianz RCM Technology Instl Fund	2,151,977	1,403,213
First Eagle Overseas Fund	6,788,036	7,782,109
Fidelity Small Cap Stock Fund	1,328,358	1,217,174
Masters Select International Fund	12,553,716	8,961,795
American Beacon Small Cap Value Fund	1,297,661	1,584,108
Vanguard Short-Term Corporate Fund	2,016,172	1,520,710
Common stock of The Andersons, Inc.	10,866,467	10,675,062
Employee contribution receivable	42,392	—
Employer contribution receivable	19,493	—
Loans receivable from plan participants	2,839,902	2,778,736

Net Assets Available for Plan Benefits	$148,737,168	$137,886,087

See Notes to Financial Statements.

The Andersons, Inc. Retirement Savings Investment Plan
Statement of Changes in Net Assets Available for Plan Benefits

	Year Ended December 31
	2007	2006
Additions
Contributions:
Participants	$5,128,856	$4,484,111
Employer	2,518,358	1,546,687
Transfers from other qualified plans	624,343	710,645

Total contributions	8,271,557	6,741,443

Investment income:
Interest and dividends	11,373,741	11,107,214
Net appreciation in fair value of investments during the year (Note 4)	844,952	8,116,846

Total additions	20,490,250	25,965,503

Deductions
Payments made to participants	9,621,810	7,949,938
Investment fees	17,359	14,165

Total deductions	9,639,169	7,964,103

Net Increase	10,851,081	18,001,400

Net Assets Available for Plan Benefits - Beginning of year	137,886,087	119,884,687

Net Assets Available for Plan Benefits - End of year	$148,737,168	$137,886,087

See Notes to Financial Statements.

The Andersons, Inc. Retirement Savings Investment Plan
Notes to Financial Statements
December 31, 2007 and 2006
Note 1 — Significant Accounting Policies
The accounting records of The Andersons, Inc. Retirement Savings Investment Plan (the “Plan”) are maintained on the accrual basis by The Andersons, Inc. (the “Plan Sponsor”). Plan assets are maintained by Fidelity Management Trust Company (the “Trustee”) and monitored by the pension committee established by the Plan Sponsor.
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.
Unpaid withdrawals due to terminated participants have not been deducted in determining net assets available for benefits for financial reporting purposes or from total assets in the Plan’s annual return on Form 5500. These amounts totaled $37,642 and $1,676,327 at December 31, 2007 and 2006, respectively. Benefits are recorded when paid.
Investments are stated at fair value. The fair values of the Plan’s investments in mutual funds are based on net asset values on the last business day of the plan year. The fair value of the Plan’s investments in The Andersons, Inc. common stock is based on NASDAQ closing market prices on the last business day of each plan year. Participant loans are stated at their outstanding balances, which approximate fair value.
Investment securities are exposed to various risks, such as interest rate, market, and credit. It is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the statement of net assets available for plan benefits.
In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements, (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of SFAS 157 are effective for the fiscal year beginning after November 15, 2007. The Plan Sponsor is currently evaluating the impact, if any, of the provisions of SFAS 157 on the Plan’s financial statements.

The Andersons, Inc. Retirement Savings Investment Plan
Notes to Financial Statements
December 31, 2007 and 2006
Note 2 — Description of the Plan
The Plan is a defined contribution plan that covers substantially all employees of The Andersons, Inc. and its wholly owned subsidiary, The Andersons Mower Center, Inc. The Plan provides for retirement, disability, and death benefits for participants who meet certain eligibility requirements, including attaining age 21. Full-time employees are eligible to begin deferring money into the Plan on the first day of the month after being hired. Part-time employees are eligible to begin deferring money into the Plan upon meeting the one year of service requirement. Employer-matching contributions are to be made only after a participant has one year of service and 1,000 hours of service.
Employee contributions may be made by salary reduction up to 50 percent of annual compensation (in .50 percent increments) subject to the maximum annual contribution allowed by law. Effective January 1, 2007, the Plan was amended and restated in its entirety to provide a required minimum matching employer contribution of 3 percent of a participant’s compensation plus 50 percent of each participant’s deferral contributions in excess of 3 percent, but not in excess of 5 percent of the participant’s compensation deferred, subject to limitations in the Internal Revenue Code. Prior to January 1, 2007, employer-matching contributions were made at the rate of 50 percent of employee contributions, with a maximum annual contribution of 3 percent of annual compensation. Participants vest ratably over five years in the employer’s matching contributions. Participants are fully vested in their contributions to the Plan.
The Plan may accept rollover contributions from IRAs or from other qualified defined benefit or contribution plans of The Andersons, Inc. or participants’ former employers.
Forfeited balances of terminated accounts are used to reduce future employer contributions. The balance of forfeited nonvested accounts was not material in 2007 or 2006. The Plan Sponsor may make supplemental contributions to the Plan at its sole discretion. Supplemental contributions were $210,000 and $0 for the years ended December 31, 2007 and 2006, respectively.
Each participant directs Fidelity Management Trust Company to invest any or all of his or her account among various investment options, including an option to invest in the common stock of The Andersons, Inc.
No assets of any participant account may be used for the benefit of any other account or participant.
The Plan Sponsor has the right under the Plan to terminate the Plan and the trust at any time. In the event of termination of the Plan, participants become fully vested in their individual accounts.

The Andersons, Inc. Retirement Savings Investment Plan
Notes to Financial Statements
December 31, 2007 and 2006
Note 2 — Description of the Plan (Continued)
Additional information about the plan agreement and limitations on contributions is available from the human resources department of the Plan Sponsor or from designated individuals at the participating employers.
Participants may borrow up to 50 percent of their vested account balances. The minimum loan amount is $1,000 and the maximum is $50,000. Each participant may only have one loan outstanding and each loan bears interest at a fixed rate equal to the prime rate at the end of the quarter previous to initiation of the loan plus 1 percent.
The Plan Sponsor pays substantially all costs of administering the Plan, including trustee fees. The Plan pays investment fees.
Note 3 — Benefits
A participant is entitled to a benefit representing his or her salary reduction contributions, the vested amount of employer contributions, and allocated income thereon (including realized and unrealized gains and losses). Upon termination of employment due to retirement, permanent disability, or death, a participant or his or her beneficiary is entitled to receive distribution of the vested account balance in a lump sum or in monthly installments.
Withdrawals of employer and employee salary reduction contributions and related income thereon during the participant’s employment are prohibited unless the participant can show immediate and extreme financial hardship as determined by the pension committee.
Note 4 — Investments
The Plan’s investments at December 31, 2007 and 2006 are held by the Trustee. The Plan’s investments (including investments bought, sold, and held during the year) appreciated in fair value as follows:

	2007	2006
Net appreciation in fair value:
Mutual funds	$94,973	$2,826,911
The Andersons, Inc. common stock	749,979	5,289,935

Total	$844,952	$8,116,846

The Andersons, Inc. Retirement Savings Investment Plan
Notes to Financial Statements
December 31, 2007 and 2006
Note 5 — Transactions with Parties-in-interest
Fees paid by the Plan Sponsor to parties-in-interest for legal, accounting, and other services rendered to the Plan are based on customary and reasonable rates for such services. In addition, certain investments held by the Plan are invested in securities managed by the Plan’s custodian, Fidelity Investments Institutional Operations Company, Inc.
Note 6 — Income Tax Status
The Internal Revenue Service ruled on March 31, 2003, applicable for the amendments executed February 19, 2002, that the Plan for The Andersons, Inc. and The Andersons Mower Center, a participating employer, qualifies under Section 401(a) of the Internal Revenue Code (the “Code”) and that the trust, therefore, is exempt from taxation. The Plan is required to operate in conformity with the Internal Revenue Code and ERISA to maintain its tax-exempt status. The Plan’s administrator is not aware of any course of action or events that have occurred that might adversely affect the Plan’s qualified status.

The Andersons, Inc. Retirement Savings Investment Plan
Schedule of Assets Held at End of Year
Form 5500, Schedule H, Item 4i
EIN 34-1562374, Plan No. 003
December 31, 2007

Issuer	Identity of Issue	Cost	Fair Value
Fidelity Investments	Spartan U.S. Equity Index Fund - Mutual fund	*	$17,126,781
Fidelity Investments	Fidelity Magellan Fund - Mutual fund	*	11,579,433
Fidelity Investments	Fidelity Growth and Income Portfolio - Mutual fund	*	9,473,745
Fidelity Investments	Fidelity U.S. Bond Index Fund - Mutual fund	*	13,000,118
Fidelity Investments	Fidelity Money Market Trust, Retirement
	Government Money Market Portfolio - Mutual fund	*	8,816,600
Fidelity Investments	Fidelity Low-priced Stock Fund - Mutual fund	*	10,216,884
Fidelity Investments	Fidelity Contrafund - Mutual fund	*	10,563,030
Fidelity Investments	Janus Enterprise Fund - Mutual fund	*	5,333,323
Fidelity Investments	Fidelity Freedom Income Fund - Mutual fund	*	376,942
Fidelity Investments	Fidelity Freedom 2000 Fund - Mutual fund	*	742,095
Fidelity Investments	Fidelity Freedom 2005 Fund - Mutual fund	*	10,608
Fidelity Investments	Fidelity Freedom 2010 Fund - Mutual fund	*	4,671,428
Fidelity Investments	Fidelity Freedom 2015 Fund - Mutual fund	*	997,023
Fidelity Investments	Fidelity Freedom 2020 Fund - Mutual fund	*	3,746,561
Fidelity Investments	Fidelity Freedom 2025 Fund - Mutual fund	*	1,170,096
Fidelity Investments	Fidelity Freedom 2030 Fund - Mutual fund	*	1,894,229
Fidelity Investments	Fidelity Freedom 2035 Fund - Mutual fund	*	330,182
Fidelity Investments	Fidelity Freedom 2040 Fund - Mutual fund	*	809,844
Fidelity Investments	Fidelity Freedom 2045 Fund - Mutual fund	*	33,334
Fidelity Investments	Fidelity Freedom 2050 Fund - Mutual fund		25,853
Fidelity Investments	Dodge and Cox Stock Fund - Mutual fund	*	7,914,885
Fidelity Investments	Allianz RCM Technology Instl Fund - Mutual fund	*	2,151,977
Fidelity Investments	First Eagle Overseas Fund - Mutual fund	*	6,788,036
Fidelity Investments	Fidelity Small Cap Stock Fund - Mutual fund	*	1,328,358
Fidelity Investments	Masters Select International Fund - Mutual fund	*	12,553,716
Fidelity Investments	American Beacon Small Cap Value Fund - Mutual fund	*	1,297,661
Fidelity Investments	Vanguard Short-Term Corporate Fund - Mutual fund	*	2,016,172
The Andersons, Inc.	The Andersons, Inc. common stock	*	10,866,467
Participants	Participant loans with interest ranging from 5.00 percent to 10.00 percent	—	2,839,902

	Total		$148,675,283

*	Cost information is not required.
Schedule 1

SIGNATURES
Pursuant to the requirements of the Securities Exchange act of 1934, the Plan Administrator has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

The Andersons, Inc. Retirement Savings Investment Plan
(Name of Plan) The Andersons, Inc. (Registrant)
Date: June 30, 2008	By /s/Michael J. Anderson
Michael J. Anderson
President and Chief Executive Officer

Date: June 30, 2008	By /s/Richard R. George
Richard R. George
Vice President, Controller and CIO (Principal Accounting Officer)

Date: June 30, 2008	By /s/Gary L. Smith
Gary L. Smith
Vice President, Finance and Treasurer (Principal Financial Officer)